GULKOWITZ BERGER LLP

4205 Avenue M

Brooklyn, New York 11234

212-208-0006

sberger@gulkowitzberger.com

November 22, 2017

Coy Garrison

Special Counsel

United States Securities and Exchange Commission

Office of Real Estate Commodities

Washington, D.C. 20549

Re:	Reliance Real Estate Trust, LLC
Response to Comments on Amended No. 1 to Draft Offering Statement
Submitted November 1, 2017
CIK No. 0001717023

We are counsel to Reliance Real Estate Trust, LLC (the “RRET”) and submit this letter on its behalf in response to the comments of the staff of the Office of Real Estate and Commodities of the United States Securities and Exchange Commission in a letter dated November 16, 2017, to David Teiler of Reliance Real Estate Trust, LLC, with respect to Amendment No. 1 to the Draft Offering Statement on Form 1-A, submitted on November 1, 2017, CIK No. 0001717023. RRET is simultaneously submitting a second amended draft Offering Statement on Form 1-A (the draft Offering Statement, as amended, shall herein be referred to as the “Offering Statement”). Capitalized terms used but not defined herein have the meanings assigned to such terms in the Offering Statement. Listed below are each of the comments in italics, followed by a response.

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Part II

Overview, Page 6

1. We note your response to prior comments 4 and 19, as well as your revised disclosure on page 6 that the valuation was agreed upon in an “arm’s length negotiation.” However, we note that there are connections between your Manager and the Sellers, including that Mr. Beyman serves as Chairman of Reliance Global Holdings, LLC, an entity for which all of the named executive officers of you and your Manager also serve as executive officers. Additionally, Mr. Beyman has distribution rights associated with your Manager, as disclosed on page 43. Further, Messrs. Melohn and Beyman will have a continuing interest in the Initial Portfolio through their ownership following your acquisition of the initial 48.99% interest in the joint venture. Please revise your disclosure regarding the implied valuation to explain the connections between your Manager and the Sellers.

Response:

We have revised the Offering Statement to clarify that the purchase price was negotiated between the Manager and Mr. Melohn, rather than “the Sellers.” Specifically, Mr. Beyman was not part of these negotiations. We have also revised the Offering Statement to specifically disclose Mr. Beyman’s connections to RRET. Offering Statement, p. 6.

Management Compensation, page 10

2. We note your response to prior comment 6. Please revise your disclosure to explicitly state that your Manager is entitled to a 1% acquisition fee upon your acquisition of the remaining 51.01% interest in the Joint Venture, since this contradicts the preceding disclosure in which you state that the management fee will be applicable to purchases from non-affiliated, third party sellers.

Response:

We have revised the Offering Statement to explicitly state the Manager is entitled to a 1% acquisition fee upon your acquisition of the remaining 51.01% interest in the Joint Venture and deleted the statement that the management fee will be applicable to purchases “from non-affiliated, third party sellers.” Offering Statement, p. 12.

Distributions, page 13

3. We note your response to prior comment 7 and the updated disclosure. Please tell us how you expect to make quarterly distributions beginning in the first quarter of 2018.

Response:

We have revised the Offering Statement to state that the quarterly distributions we expect to be made beginning in the first quarter of 2018 is anticipated to be made from cash flows receive from RRET’s ownership interest in the Initial Portfolio. Offering Statement, p. 13.

Business

Critical Accounting Policies, page 36

4. We note your response to prior comment 9. Given the composition of your portfolio upon commencement of your best-efforts offering, please tell us how you determined that accounting for investments in unconsolidated joint ventures is not considered a critical accounting policy.

Response:

We have revised the Offering Statement to include a critical accounting disclosure regarding accounting for our investment in an unconsolidated joint venture. Offering Statement, p. 36.

Net Operating Income, page 37

5. We note your response to prior comment 11 and reissue the comment in part. Please revise your disclosure herein to explicitly disclose, that as owners of the 48.99% interest in Reliance Property Group, LLC, you will not control this investment or have legal claim to the assets, liabilities, revenues, or expenses of the joint venture.

Response:

We have revised the Offering Statement to include a footnote to the Net Operating Income table to state that “As owners of a 48.99% interest in a limited liability company, Reliance Property Group, LLC, we have no legal claim to the title of the assets or to revenue of Reliance Property Group, LLC, nor do we have a legal obligation to cover any liability or expense of Reliance Property Group, LLC.” Offering Statement, p. 38.

Reliance Real Estate Trust, LLC Pro Forma Financial Statements, page F-2

6. We note your response to prior comment 13 and reissue the comment in its entirety. Please update your unaudited pro forma financial statements in accordance with paragraphs (c)(1) and (b)(7)(iv) of Part F/S of Form 1-A.

Response:

We have revised the Offering Statement to include unaudited pro forma financial statements for the period ending September 30, 2017. Offering Statement, p. F-5.

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7. We note your response to prior comments 16 and 17, as well as your updated disclosure. Please tell us how you determined that the pro forma weighted average common shares outstanding used to calculate pro forma basic (loss) per share assuming the impact of selling the maximum number of shares in a best-efforts offering is factually supportable. In addition, tell us why you have not included the 700,000 shares of common stock to be issued as consideration for the 48.99% interest in the Initial Portfolio.

Response:

We have revised the Pro Forma Financial Statements in the Offering Statement Revised to reflect RRET issuing 700,000 shares, not 2.5 million shares.

Adjustment (B2), page F-5

8. Please tell us why you have included an estimated purchase price allocation for purposes of estimating pro forma depreciation given that your pro forma financial statements only reflect the purchase of a 48.99% equity interest in the Initial Portfolio.

Response:

We have included an estimated purchase price allocation for purposes of estimating pro forma depreciation because RRET’s investment in the Initial Portfolio is an equity investment. Equity method investments are initially recorded at cost, including transaction costs, and subsequently adjusted for the acquirer’s share of net income or loss and cash contributions and distributions each period. To the extent the acquirer’s investment cost exceeds its share of the investment’s book value (“excess outside basis”), the excess outside basis portion of the investment is amortized over the anticipated useful lives of the investment’s underlying tangible and intangible assets acquired and liabilities assumed (based on an allocation of cost to the underlying tangible assets, identifiable intangibles and assumed liabilities based on their estimated fair values at the date of the investment).

Adjustment (B3), page F-6

9. We note your response to prior comment 21. Given you disclose the weighted-average interest rate, please revise your disclosure to indicate that the pro forma interest expense was calculated using interest rates attributable to each underlying mortgage. Additionally disclose herein, or reference to elsewhere in your offering statement, the interest rates for mortgages attributable to each property underlying the Initial Portfolio.

Response:

We have revised the Offering Statement to disclose that the pro forma interest expense was calculated using the interest rates attributable to each underlying mortgage, for the year ended December 31, 2016, and referenced the section of the Offering Statement titled “Offering Summary – Mortgage Indebtedness” for where we have listed the interest rates for the mortgages attributable to each property included in the Initial Portfolio. Offering Statement, p. F-7.

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Part III

Exhibits, page II-16

10. We note that your response to prior comment 25 does not address the operating agreement of Reliance Property Group, LLC. Please file the operating agreement of Reliance Property Group, LLC or tell us why you believe the agreement is not required to be filed.

Response:

The Operating Agreement will be filed as an Exhibit to the Offering Statement in an Amendment that will contain all the Exhibits. This agreement has been added to the Exhibit List. Offering Statement, p. II-16.

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If you should have any questions or comments regarding this letter, please do not hesitate to contact me.

Sincerely yours,
/s/ Shaya M. Berger
Shaya M. Berger

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